INVEST IN **BLOOM STACK CORP.**

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Replace Quickbooks, Salesforce, Canix, Distru & Warefour with our Software!


Legal Cannabis is Growing Fast!

LEAD INVESTOR

David DUBINSKI

Bloom Stack is an enlightened collective of amazing people; co-creating an essential platform that enables others to focus on what they do best. We make our customers more successful by working with good intentions and delivering through results-focused actions to do our part in making the world a better place. We always love to partner with others that know that diversity, working together, and striving for seemingly unattainable goals is what moves the limitless potential of humanKind forward. Welcome to our journey...

Invested $100,000 this round & $50,000 previously

bloomstack.com Scotts Valley CA

Technology Software Infrastructure B2B Saas

OVERVIEW UPDATES WHAT PEOPLE SAY 29 ASK A QUESTION 6

Highlights

1. 500%+ rev growth from 2019 to 2020. Over half a million dollars in ARR without sales & marketing.
2. Chosen by top cannabis operators after exhaustive comparison to competitors & WE WON!
3. 5 years of development finished. Ready to ramp up to prepare for scaling.
4. The Bloomstack Platform can support any kind of business, not just cannabis.
5. Free & Open Source Software builds a community of contributors to the platform.
6. NEW Bloomstack Companion App launching in 2021

Our Team



Eric Delisle CEO

35 yr entrepreneur & investor. Exited 1st tech venture (VR system at Disney World in 1993). Built DIY & SME e-com sites platform in 1999. Launched iCloak cyber on Kickstarter in 2015. Taught New Venture Implementation at UCF. India & US homes.

> Cannabis helped my dying father and countless others. Regulations & complex software are choking the industry. In 2017 I discovered the mess that was happening in the growing cannabis industry & knew I could deliver a solution helped cannabis operators thrive and help millions more people worldwide.



Matthew Michaels Co-Founder

Apple and Google alum. Entrepreneur, inventor, investor and all around amazing human! Best friends with Founder, Eric B. Delisle, since high school.



Felipe Orellana VP Engineering

Lovingly referred to as a Code Monkey, this Genius hacker and developer's developer has been building solutions with Eric since 2008. Created iCloak Cyber Security. The Bloomstack 3D Designer at JHAudio.com is just one of his impressive solutions.



Neil Lasrado Director of Bloomstack Technologies Pvt. Ltd.

Neil founded DTI India, an enterprise and custom software development company in Mumbai, India, which was acquired by Bloomstack in 2020. Neil also leads Bloomstack Learning & Development for Developers.



Aloke Vohra Country Manager (India)

Responsible for designing, launching & driving Shubhchintak www.shubhchintak.me - Indian mutual fund industry's 1st user-centric digital innovation (robo-advisory platform).



Antoinette Holmes Treasurer & Client Services Director

Founded cannabis accounting firm (acquired) ending up at MGO and Ello. Won IRS 280e tax court case. Founded second firm which Bloomstack acquired in 2020. Brings 15+ years in Cannabis Accounting, finance and taxation to Bloomstack.



Harbinder Singh Interim CTO

Tech entrepreneur with strong track record of incubating, building and growing Fintech and Tech driven business platforms in enterprise. Architected the payment gateway running payments for the government of India and its citizens. 😊



Jeremy Coltharp Lead Implementer & Trainer

Cannabis cultivation, retail dispensary operations, manufacturing, distribution, inventory, METRC compliance officer, and ERP implementer and trainer for over 15 years in Los Angeles, CA. Was employed by Bloomstack's first beta client!



David Dubinski Lead Investor and CEO Advisor/Board Member

Silicon Valley CxO with 25 years of technology leadership at Amazon, Accenture, Netscape, WeWork and startups. Currently, operating a stealth-stage investment firm that focuses on advancing humanKind across multiple dimensions.

Pitch



The legal cannabis industry is exploding in the US and around the world. As

The legal cannabis industry is exploding in the US and around the world. As government regulators swoop in to generate tax revenue and implement draconian regulations including "seed to sale" tracking of EVERY SINGLE CANNABIS PLANT GROWN the Cannabis Entrepreneurs running these companies are faced with a bewildering array of special requirements just to stay compliant and in business.

Every day they have to be able to answer questions like...

"How much inventory do we have to sell?" "Where is the sales order?" "Did you calculate the cannabis tax right?" "Who is keeping track of our cost of goods sold?" "Did someone change this document?" "We just got this huge order, do we have enough packaging to fill it?" "How to I complete a return while I am delivering to a dispensary?" "Will our compliance audit match what is in METRC?" "How much did our delivery driver collect from each customer?"

These are only a few of the questions they need to answer on a regular basis.

As they grow, most companies start patching together several software systems. After a couple years they may have started using Quickbooks for accounting, Salesforce.com for CRM, Shopify for a shopping cart, Warefour/Canix/Trellis/etc. for seed to sale reporting, Fishbowl for inventory, Distru for order processing, and Slack for team communication.

Once they reach a certain scale north of 15-20 employees and $5 million in revenue these systems start to be a bigger hinderance to growth than a help to it.



Most cannabis business IT systems look like this...
[The Pain of the ClusterF**k]
HR
MRP
Please manufacture 25 items
CRM
Want to buy some items?
Inventory
You have 100 items
ERP
You have 50 items
Website
We have 0 items in stock
Accounting
You have 0 items in inventory
Tax
You are paying tax on 75 items
Sales
You sold 30 items
Compliance
How many f**king items did we sell?
Purchasing
You need to buy 25 items
Manual entry
Retail POS
You sold 60 items
None of these talk to each other! Manual entry all over!
Bloomstack
Legal cannabis operators
Cultivators
Transporters
Processors
Distributors
Testing Facilities
Medical Marijuana Dispensaries
Legal Cannabis Retailers

What has been traditionally a non-tech industry has become VERY tech heavy due to these regulations and the need to compete in a modern business environment with a lot of competition.

The world is modernizing and these companies will either need to adopt more robust systems and automate or they will be unable to compete with larger multiple state operators (MSOs) who are even building their own software to automate processes.

The cost of getting the compliance solution wrong can be major fines and even license suspension or revocation which would end most businesses.



These are small companies regulated like big ones.
Bloomstack
A regulatory action for non-compliance could result in
Multimillion Dollar Fines


License Revocation =
Business Shutdown

This is where Bloomstack comes in. We take all of the systems and platforms that these operators are using and migrate their data into one, single, integrated platform on our cloud hosted Bloomstack.com.

You can checkout a demo of the entire platform at this link: **demo.bloomstack.com**

Instead of integrating a bunch of "systems of record" together (and still needing to pay for each solution forever), we bring everything under one, modern, "system of action" cloud software that now has all the company data and systems in one place.


Bloomstack transforms a patchwork of business software
Into a single cloud-based Enterprise Business Suite
Bloomstack
Excel
metrc
WordPress
TREEZ
QuickBooks
Windows Server
MailChimp
Magento
Access
shopify
salesforce
aws marketplace
Bloomstack

After implementation we always recommend keeping the existing systems running in parallel until the company is confident nothing is being missed.

Then, **you can stop using and paying for the other software.**


And what else happens...
Bloomstack
"After researching all available solutions, Bloomstack was the only choice for scaling our business."
Ben Gross, CFO, Humboldt Farms
CHOOSE KINDLY
HUMBOLDT
FARMS
LIVE · GIVE · GROW

We have been working in mostly in "stealth mode" until recently. Now we are preparing to bring our revolutionary platform to the legal cannabis industry. We're currently allowing cannabis operators to apply to our closed beta Design Partner Program to work with us to put the finishing touches on the platform before our open public beta later in 2021.

We've sold our solution into the market and are currently running a $590K annualized revenue run rate. We grew 500% last year and we haven't even launched yet!


Existing Traction and Snowballing
Founded in
2018
$590K
Annualized Revenue Run Rate
500%
Year-over-Year Revenue growth
43
Existing Customers, Including Humboldt Farms, Jerry Harvey Audio,, Star Nutra Manufacturing, Güdphoria , IntellBio
Pipeline of qualified leads via LinkedIn
Consulting partnerships with Cannabis Tax Firms, License & Ops Consultants
Multiple co-marketing and referral partnerships with Outlaw Technology and Agnetix
Shortened onboarding time from 8 months to 2 months
Bloomstack
Sales Referral Partnerships
Agnetix
OUTLAW TECHNOLOGY
Tech Integrations
metrc
PayPal
amazon
Google
Flow Kana
quickbooks
PLAID

To execute on nationwide rollout plans we are working towards building our processes and creating a stable, secure base of raving fans who are clients of our platform. We planned to raise a $2M bridge round and after raising much of it from existing investors we are offering $1M of that through WeFunder.

We are hard a work expanding our capacity to implement Bloomstack with the demand we have experienced.


$2M Bridge to supercharge valuation prior to Series A
Bloomstack
Bloomstack is debt-free, and over $1M has been invested to date.
This bridge provides over 1 year of runway to establish significant sales for a Q3 '21 $5-$10M Series A at valuation target of $35M+
India Development Personnel and R&D
(Quality, Stability and Security)
$600K
Working Capital & Contingency
$350K
US Implementation Team
$250K
Sales Reps
(Senior Sales Exec + Sales Reps)
$200K
Channel Partnership & Marketing Program
$600K

Only $1.07M of the total $2M is intended to be raised through this Wefunder offering.


Client reviews
Bloomstack
"In Bloomstack we can now process 23 orders including METRC compliance and driver packages with shipping manifests and invoices for delivery in 19 minutes. It used to take 7-9 hours!"
— Alison, Delivery Manager, Humboldt Farms
"After months of demos and quotes from every solution we could find, our entire team at Humboldt Farms unanimously voted to implement Bloomstack."
— Ben Gross, CFO, Humboldt Farms
"Bloomstack can disrupt the enterprise software industry. Cannabis is just the starting point. This is an SAP killer."
— John Schaefer, President, Ignite Intl.